UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM 11-K

Annual Report of Ennis, Inc. 401(k) Plan

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Calendar Year Ended December 31, 2018

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from to

Commissions file number 1-5807

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ennis, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ennis, Inc.
2441 Presidential Parkway
Midlothian, TX  76065
(972) 775-9801

REQUIRED INFORMATION

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information”, this Annual Report on Form 11-K for the year ended December 31, 2018 consists of the audited financial statements of the Ennis Inc. 401(k) Plan (the “Plan”) for the year ended December 31, 2018 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information”, the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II, and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

ENNIS, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Audit and Retirement Committee, Administrator, and the Participants of the Ennis, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the Plan) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2018, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) (modified cash basis) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKM Sowan Horan, LLP

We have served as the Plan’s auditor since 2010.

Addison, Texas

June 21, 2019

ENNIS, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2018 and 2017

	December 31,
	2018	2017
Assets:
Investments at fair value	$100,116,771	$108,883,334
Fully benefit-responsive investment contracts
at contract value	11,108,896	11,082,876
Notes receivable from participants	2,928,035	3,493,963

Net assets available for benefits	$114,153,702	$123,460,173

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year Ended December 31, 2018

Additions:
Contributions:
Employee contributions	$4,635,811
Employer matching and discretionary contributions	1,725,058
Employee rollover contributions	1,140,216

Total contributions	7,501,085

Interest on notes receivable from participants	142,208

Investment income:
Dividends	679,295
Net loss in fair value of investments	(4,619,197)

Total investment income (loss)	(3,939,902)

Total additions	3,703,391

Deductions:
Administrative expenses	(243,543)
Benefits paid and withdrawals	(12,766,319)

Total deductions	(13,009,862)

Net decrease	(9,306,471)
Net assets available for benefits at beginning of year	123,460,173

Net assets available for benefits at end of year	$114,153,702

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

-

Note 1 - Plan Description

The following description of the Ennis, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Ennis, Inc. (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and the Internal Revenue Code (“IRC”).

The Plan was formed February 1, 1994 and has been restated to conform with ERISA and IRC regulations. The Plan is sponsored and administered by the Company, acting by and through the Retirement Committee.  At December 31, 2018 and 2017, the Plan’s assets were held by BMO Harris Bank N.A. (“BMO”) and American United Life Insurance Company (“AUL”) (collectively, the “Custodians”), respectively. During April 2018, the Plan’s assets were transferred from AUL to BMO.  In connection with the transfer, certain investment options were discontinued and replaced with new investment options.

Eligibility

Employees age 18 and older of the Company are eligible to participate in the Plan and receive matching contributions after completing 60 days of service, as defined by the Plan.

Employees are eligible to receive discretionary profit-sharing contributions, if granted, after completing 1,000 hours within their first 12 months of service.

Contributions

Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (“IRS”) annual limitations.  The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year.  The Plan also allows rollovers of distributions from other qualified plans.

The Company makes discretionary matching contributions at a rate determined by the Plan Sponsor for certain employees not enrolled in the Pension Plan for the Employees of Ennis, Inc. The total matching contributions are not to exceed $2,000, or discretionary employer contributions.

Eligibility for employer contributions depends on the participant’s employment location as defined in the Plan document. The Plan automatically enrolls all newly eligible participants into the Plan at a 4% deferral rate.

In addition, each year, the Company may at its discretion, make profit sharing contributions for the plan year not to exceed certain limitations prescribed by the IRC.  During 2018, the Company declared a discretionary profit-sharing contribution of $206,000 on behalf of the employees of Northstar Computer Forms, Inc. in accordance with its original plan.  This contribution was contributed to the Plan in 2019. During 2018, the Company contributed $204,000 which was declared in 2017.

Participant accounts

Each participant’s account is credited with the participant’s contribution, any employer contributions, and the allocation of the Plan earnings or losses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 1 - Plan Description – (Continued)

Vesting

Participants are immediately vested in their salary deferrals, rollover contributions, and employer matching contributions.  Profit sharing contributions vest over a 5 year graded vesting schedule as defined in the Plan document.  Special vesting schedules ranging from 3 to 6 years apply to certain employees based on their location as defined in the Plan document.

Notes receivable from participants

Under provisions of the Plan, participants are allowed to borrow from their Plan accounts.  The maximum amount that a participant may borrow is the lesser of (i) 50% of their total vested account balance or (ii) $50,000 less the highest loan balance outstanding.  Note repayments are made in equal installments through payroll deductions generally over a term not to exceed five years.  All notes are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account.  A maximum number of one outstanding note is allowed per individual.  The minimum note is $1,000 and there is a $100 set-up fee payable for each note.  The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.

Payment of benefits

Upon termination of service, financial hardship, retirement, or disability, the participant or their beneficiary has the option to withdraw qualified amounts up to the participant’s vested account balance.  Participants that reach the age of 70 ½ are required to take a minimum distribution from their account.

Administrative expenses

Administrative expenses which are not paid by the Plan Sponsor are paid by the Plan.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets.  Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred.  The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period.  Actual results could differ from those estimates.  See Note 5 for discussion of significant estimates used to measure investments.

Investments valuation and income recognition

Participants may direct the allocation of amounts deferred to the available investment options. Provisions of the Plan allow participant contributions in 5% increments to be invested in any of the available options.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 2 - Summary of Significant Accounting Policies – (Continued)

The Plan provides for investments in a guaranteed investment contract (“GIC”), pooled-separate accounts (including a Company stock fund), and mutual funds.  The Plan’s investments in pooled-separate accounts and mutual funds are stated at fair value. The GIC investment is fully benefit-responsive and is stated at contract value, which is equal to principal plus accrued interest. See Note 4.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the cash basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes receivable from participants

Notes receivable from participants are recorded at their unpaid principal balance.  Interest income is recorded on a cash basis and any related fees are recorded as administrative expenses when incurred. An allowance for credit losses is not necessary as the notes are collateralized by the participants’ account balance.  Delinquent notes from participants are reclassified as distributions based upon provision of the Plan document.  Participant loans are considered delinquent if any payment of principal and interest, or any portion thereof, remains unpaid for more than 90 days after due.

Benefits paid to participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid.  For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan.  For terminated employees with a vested account balance less than $1,000, a check will be issued to the participant.

Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses.  The Plan did not use vested amounts to pay administrative expenses in the current year. See Note 3.

Subsequent events

Management of the Plan evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements.  The accompanying financial statements consider events through June 21, 2019, the date which the financial statements were issued.

Risks and uncertainties

The Plan and its participants invest in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 3 - Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

Note 4 - Investments in Insurance Contracts

	December 31,
	2018	2017
Net assets:
Forfeiture account	$2,632	$500

		Year ended
		December 31, 2018
Change in net assets:
Forfeitures relating to current year activities		$2,039
Earnings		93

		$2,132

During the years ended December 31, 2018 and 2017, the Plan maintained two GIC investment options, the MassMutual SAGIC Diversified II Account with BMO and the AUL Fixed Account with AUL (collectively “Investment Contracts”), which are considered traditional investment contracts. The underlying investment options of these contracts are considered to be fully benefit-responsive as described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 962 (“ASC 962”), Plan-Accounting-Defined Contribution Pension Plans, and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed by the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1%. The crediting rate is reviewed on a quarterly basis for resetting.

The determination of credited interest rates, as determined by the service provider, reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets.  A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 4 - Investments in Insurance Contracts - (Continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Investment Contracts do not permit the Custodians to terminate the agreements prior to the scheduled maturity date.

Note 5 - Fair Value Measurements

FASB Accounting Standards Codification Topic 820 (“ASC 820”), Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; or

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used for Plan assets measured at fair value is as follows:

Guaranteed investment contracts:  Fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other death, disability, termination or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting rates.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 5 – Fair Value Measurements – (Continued)

Mutual funds: Valued at the closing price reported on the active market on which the Fund is traded.

Pooled separate accounts (including the Company stock fund):  Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Plan’s assets at fair value as of:

	December 31, 2018
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$43,807,978	$-	$-	$43,807,978
Guaranteed investment contract	-	-	11,108,896	11,108,896
Total assets in fair value hierarchy	$43,807,978	$-	$11,108,896	54,916,874
Separate acccounts measured at NAV (a)				56,308,793
				$111,225,667

	December 31, 2017
Description	Level 1	Level 2	Level 3	Total
Guaranteed investment contract	$-	$-	$11,082,876	$11,082,876
Total assets in fair value hierarchy	$-	$-	$11,082,876	11,082,876
Separate acccounts measured at NAV (a)				108,883,334
				$119,966,210

(a)

In accordance with Accounting Standards Codification Subtopic 820-10, certain investments that were measured at net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of their fair value hierarchy to the Statement of Net Assets Available for Benefits.

The table below sets forth a summary of changes in the fair value of the Plan’s, Guaranteed Interest Contracts, for the years ended December 31, 2018 and 2017.

	12/31/2018	12/31/2017
Balance, beginning of year	$11,082,876	$12,159,919
Total gains	442,670	152,374
Purchases	1,086,186	1,589,728
Issuances, Settlements	(1,502,836)	(2,819,145)

Balance, end of year	$11,108,896	$11,082,876

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 5 – Fair Value Measurements – (Continued)

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table, as of December 31, 2018, and 2017, represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the range of values for those inputs.

	Fair Value	Fair Value	Valuation	Unobservable	Input
Description	12/31/2018	12/31/2017	Techniques	Inputs	Values
Guaranteed				Risk-adjusted
Investment			Discounted	discount rate	Approximately
Contracts	$11,108,896	$11,082,876	Cash Flow	applied	1%

The Plan’s investments in pooled separate accounts of $56,308,793 and $108,883,334 at December 31, 2018 and 2017, respectively, are valued, as a practical expedient, based on the Custodian’s Plan net asset value of units held at year-end.  The calculated NAV is directly related to the net asset value of the underlying investments adjusted for dividends or distributions received by the Custodians and the daily equivalent of any fees charged.  The investments held by each pooled separate account are traded on an active market.

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017.

	Fair Value			Other	Redemption
	December 31,		Redemption	Redemption	Note
Investment	2018	2017	Frequency	Restrictions	Period
Flexpath Index Plus Moderate 2025
Pooled Separate Account (k)	17,105,845	19,506,607	Daily	None	None
Flexpath Index Plus Moderate 2035
Pooled Separate Account (k)	10,815,245	10,729,951	Daily	None	None
Blackrock Equity Index Fund Fee CI1
Pooled separate accounts (a)	8,964,453	-	Daily	None	None
Flexpath Index Plus Moderate
Pooled Separate Account (k)	6,529,396	6,909,571	Daily	None	None
International Stock Fund Class I1
Pooled Separate Account (b)	4,511,849	-	Daily	None	None
Flexpath Index Plus Moderate 2045
Pooled Separate Account (k)	3,560,945	3,735,916	Daily	None	None
Ennis Employer Stock
Pooled Separate Account (j)	1,974,916	2,166,150	Daily	None	None
Flexpath Index Plus Moderate 2055
Pooled Separate Account (k)	850,832	660,099	Daily	None	None
Flexpath Index Plus Conservative 2025
Pooled Separate Account (k)	400,324	51,349	Daily	None	None
Flexpath Index Plus Conservative 2035
Pooled Separate Account (k)	370,745	109,917	Daily	None	None
Flexpath Index Plus Aggressive 2025
Pooled Separate Account (k)	263,771	72,905	Daily	None	None
BlackRock US Debt Index Fund Class I
Pooled Separate Account (c)	260,195	-	Daily	None	None
BlackRock Equity Index Fund CI 1
Pooled separate accounts (d)	329,246	-	Daily	None	None
Flexpath Index Plus Aggressive 2035
Pooled Separate Account (k)	127,839	90,263	Daily	None	None

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 5 – Fair Value Measurements – (Continued)

	Fair Value			Other	Redemption
	December 31,		Redemption	Redemption	Note
Investment	2018	2017	Frequency	Restrictions	Period
Flexpath Index Plus Conservative
Pooled Separate Account (k)	87,717	48,807	Daily	None	None
Flexpath Index Plus Aggressive 2055
Pooled Separate Account (k)	70,459	122,812	Daily	None	None
Flexpath Index Plus Aggressive 2045
Pooled Separate Account (k)	54,551	36,292	Daily	None	None
Flexpath Index Plus Conservative 2055
Pooled Separate Account (k)	16,199	6,127	Daily	None	None
Flexpath Index Plus Conservative 2045
Pooled Separate Account (k)	13,217	1,625	Daily	None	None
Flexpath Index Plus Aggressive Retirement Fd
Pooled Separate Account (k)	1,049	35	Daily	None	None
Columbia Mid Cap Index Pooled
Separate Account (f)	-	10,285,335	Daily	None	None
MFS Massachusetts Inv Gr Stk
Pooled Separate Account (e)	-	9,147,098	Daily	None	None
Fidelity Advisor Div Stk Fd
Pooled Separate Account (p)	-	8,845,294	Daily	None	None
AmCent Equity Income Pooled
Separate Account (o)	-	6,397,651	Daily	None	None
American Funds New Persp
Pooled Separate Account (q)	-	5,935,339	Daily	None	None
Fidelity Adv Total Bond I
Pooled Separate Account (m)	-	5,365,347	Daily	None	None
Ivy Balanced Y Pooled separate
Account (n)	-	4,961,779	Daily	None	None
Amercent Midcap Val Inv
Pooled Separate Account (l)	-	4,141,269	Daily	None	None
BMO Small-Cap Growth Pooled
Separate Account (h)	-	3,869,311	Daily	None	None
Goldman Sachs Sm Cap Val
Pooled Separate Account (g)	-	3,626,875	Daily	None	None
Oppenheimer Develop Mkts
Pooled Separate Account (i)	-	2,059,610	Daily	None	None

	$56,308,793	$108,883,334

a)

The fund seeks to achieve investment results that are similar to the price and yield performance, before fees and expenses, of the S&P 500 Index. BlackRock uses a replication indexing strategy to manage the underlying fund by investing all of the securities of the Index in approximately the same proportions as the Index.

b)

The fund seeks long-term capital growth through investments in foreign, primarily equity securities. The fund uses a bottom-up, value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the sub-advisor’s evaluation of the company’s long-term earnings, asset value and cash flow potential.

c)

The fund seeks to achieve investment results that are similar to the price and yield performance, before fees and expenses, of the Bloomberg Barclays U.S. Aggregate Bond Index. BlackRock uses a representative sampling indexing strategy to manage the underlying fund.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 5 – Fair Value Measurements – (Continued)

d)

The fund seeks to achieve investment results that are similar to the price and yield performance, before fees and expenses of the MSCI EAFE Index. BlackRock uses a replication indexing strategy to manage the underlying fund by investing in substantially all of the securities of the Index in approximately the same proportions as the Index.

e)

The investment seeks capital appreciation. The fund normally invests at least 80% of the fund’s net assets in stocks. Stocks include common stocks, preferred stocks, securities convertible into stocks, and depository receipts for such securities. It focuses on investing the fund’s assets in stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies).

f)

The investment seeks total return before fees and expenses that correspond to the total return of the Standard & Poor's (S&P) MidCap 400 Index. The fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in common stocks that comprise the S&P MidCap 400 Index. The fund invests at least 80% of its net assets (including the amount of any borrowings for investment purposes) in common stocks that comprise the S&P MidCap 400 Index. In seeking to match the performance of the index, the Investment Manager attempts to allocate the fund's assets among common stocks in approximately the same weightings as the index. It attempts to achieve at least a 95% correlation between the performance of the index and the fund's investment results, before fees and expenses.

g)

The investment seeks long-term capital appreciation. The fund normally invests at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) ("net assets") in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index at the time of investment. Although it will invest primarily in publicly traded U.S. securities, including real estate investment trusts, it may also invest in foreign securities.

h)

The investment seeks capital appreciation.  The fund invests at least 80% of its assets in common stocks of small-sized U.S. companies similar in size, at the time of purchase, to those within the Russell 2000 Growth Index.  The Adviser selects stocks of companies with growth characteristics, including companies with above-average earnings growth potential and companies where significant changes are taking place, such as new products, services, methods of distribution, or overall business restructuring.

i)

The investment seeks capital appreciation. The fund mainly invests in common stocks of issuers in developing and emerging markets throughout the world and at times it may invest up to 100% of its total assets in foreign securities. Under normal market conditions, it will invest at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of issuers whose principal activities are in a developing market, i.e. are in a developing market or are economically tied to a developing market country. The fund will invest in at least three developing markets.

j)

The Ennis Employer Stock Fund seeks long-term capital growth. The Fund invests primarily in Ennis, Inc. common stock (EBF) traded on the New York Stock Exchange. For liquidity purposes, a small amount of money market is kept in the Fund.

k)

Each flexPATH strategy, offered through flexPath Strategies, LLC, seeks to provide long-term investors with an asset allocation strategy designed to maximize assets for retirement consistent with the risk level and projected retirement date associated with each fund. The funds are designed to reduce exposure to risk over time by shifting gradually from a focus on capital appreciation to one of capital preservation, while maintaining some exposure to capital appreciation asset classes.

l)

The investment seeks long-term capital growth; income is a secondary consideration. Under normal market conditions, the portfolio managers will invest at least 80% of the fund’s net assets in medium size companies. The portfolio managers consider medium size companies to include those whose market capitalization at the time of purchase is within the capitalization range of the Russell 3000 Index, excluding the largest 100 such companies.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 5 – Fair Value Measurements – (Continued)

m)

The investment seeks a high level of current income. The fund normally invests at least 80% of assets in debt securities of all types and repurchase agreements for those securities. The manager uses the Bloomberg Barclays U.S. Universal Bond Index as a guide in allocating assets across the investment-grade, high yield, and emerging market asset classes. It invests up to 20% of assets in lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).

n)

The investment seeks to provide total return through a combination of capital appreciation and current income. The fund seeks to achieve its objective by investing in a mix of stocks, debt securities and short-term instruments, depending on market conditions. Regarding its equity investments, it invests primarily in medium to large, well-established companies that usually issue dividend-paying securities. The fund typically holds a limited number of stocks (generally 45 to 55). It invests a portion of its total assets in common stocks in seeking to provide possible appreciation of capital and some dividend income.

o)

The investment seeks current income; capital appreciation is a secondary objective. The fund invests in equity securities of companies with a favorable income-paying history that have prospects for income payments to continue or increase. The portfolio managers also look for equity securities of companies that they believe are undervalued and have the potential for an increase in price. The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers' standards of selection.

p)

The investment seeks capital growth. The fund normally invests at least 80% of assets in stocks. It invests primarily in common stocks. The fund invests in domestic and foreign issuers. It invests in either “growth” stocks or “value” stocks or both. The fund uses fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

q)

The investment seeks long-term growth of capital; future income is a secondary objective. The fund seeks to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships by investing in common stocks of companies located around the world. In pursuing its primary investment objective, it invests primarily in common stocks that the investment adviser believes have the potential for growth. In pursuing its secondary objective, the fund invests in common stocks of companies with the potential to pay dividends in the future.

Note 6 - Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 7 - Tax Status of Plan

The Plan has obtained its latest determination letter dated March 31, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

Note 7 - Tax Status of Plan - (Continued)

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements.  The IRS generally has the ability to examine Plan activity for up to three years.

Note 8 - Parties-in-Interest

Certain plan investments at December 31, 2018 and 2017 were managed by the Custodians. The Custodians act as the trustee and record keeper as defined by the Plan document, and therefore, these transactions qualify as party-in-interest transactions.  The Plan also invests in a Company common stock fund, and therefore, these transactions qualify as party-in-interest transactions.

Supplemental Schedule

ENNIS, INC. 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2018

EIN 75-0256410

Plan#: 011

		(c) Description of
		investment including maturity		(e)
	(b) Identity of issuer, borrower,	date, rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost	value
	Wilmington Trust	Flexpath Index Plus Moderate 2025		$17,105,845
	MML Investment Advisors, LLC	MassMutual Diversified SAGIC II		11,108,896
	Wilmington Trust	Flexpath Index Plus Moderate 2035		10,815,245
	Alliance Berstein LP	AB Large Cap Growth Advisor		9,113,308
	Wilmington Trust	BlackRock Equity Index Fund Fee CI1		8,964,453
	Fidelity Management Company	Fidelity Mid Cap Index Isstl Prem		8,537,450
	Wilmington Trust	Flexpath Index Plus Moderate		6,529,396
	American Century Inv. Mgmt.	American Century Equity Income Fund		5,544,467
	T Rowe Price Associates, Inc.	T Rowe Price Balanced Fund		4,938,544
	Oppenheimer Funds, Inc.	Oppenheimer Total Return Bond Fund		4,806,666
	Wilmington Trust	International Stock Fund Class I1		4,511,849
	Fidelity Management Company	Fidelity Small Cap Growth Fund		3,967,713
	Wilmington Trust	Flexpath Index Plus Moderate 2045		3,560,945
	American Century Inv. Mgmt.	American Century Mid Cap Value R6		3,214,443
	JP Morgan Funds, Inc.	JP Morgan Small Cap Core Fund -R5		2,454,292
*	Ennis Common Stock	Ennis ER Stock Unitized Fund		1,974,916
	Oppenheimer Funds, Inc.	Oppenheimer Developing Markets		1,231,095
	Wilmington Trust	Flexpath Index Plus Moderate 2055		850,832
	Wilmington Trust	Flexpath Index Plus Conservative 2025		400,324
	Wilmington Trust	Flexpath Index Plus Conservative 2035		370,745
	Wilmington Trust	BlackRock Equity Index Fund CI 1		329,246
	Wilmington Trust	Flexpath Index Plus Aggressive 2025		263,771
	Wilmington Trust	BlackRock US Debt Index Fund Class I		260,195
	Wilmington Trust	Flexpath Index Plus Aggressive 2035		127,839
	Wilmington Trust	Flexpath Index Plus Conservative		87,717
	Wilmington Trust	Flexpath Index Plus Aggressive 2055		70,459
	Wilmington Trust	Flexpath Index Plus Aggressive 2045		54,551
	Wilmington Trust	Flexpath Index Plus Conservative 2055		16,199
	Wilmington Trust	Flexpath Index Plus Conservative 2045		13,217
	Wilmington Trust	Flexpath Index Plus Aggressive Retirement Fd		1,049

	Total investments			111,225,667

*	Notes receivable from participants	Notes receivable (interest rates ranging
		from 4.25% to 8.25%)		2,928,035

	Total assets			$114,153,702

    *   Indicates party-in-interest to the plan.

   (1) Included in the MassMutual Diversified SAGIC II is $2,632 in nonparticipant-directed unallocated forfeitures.

         Column (d) cost is not required since all investments are directed by participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN

Date: June 21, 2019	/s/ Richard L. Travis, Jr.
Richard L. Travis, Jr.
Vice President - Finance and CFO,
Treasurer, Principal Financial and
Accounting Officer
Ennis, Inc.